NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock of GSE Holding, Inc., (the 'Company') from listing and registration on the Exchange at the opening of business on July 7, 2014, pursuant to the provisions of Rule 12d2-2 (b), because, the Company has fallen below compliance with the requirement of Section 802.01B of the NYSE Listed Company Manual (the 'Manual') that listed companies must maintain an average global market capitalization over a consecutive 30 trading day period of not less than $15,000,000. In addition, the Company had previously fallen below the NYSE's continued listing standard in Section 802.01B of the Manual which requires the Company to maintain either (i) an average global market capitalization over a consecutive 30 trading day period of not less than $50,000,000 or (ii) stockholders' equity of not less than $50,000,000. Furthermore, the Company is also below the NYSE's continued listing standard in Section 802.01C of the Manual requiring listed companies to maintain an average closing price per share of not less than $1.00 over a consecutive 30 trading day period. 1. Section 802.01B of the Manual states, in part, that the Exchange will promptly delist a security of either a domestic or non-U.S. issuer when: the issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000. 2. The Exchange, on February 27, 2014, determined that the Company's Common Stock should be suspended from trading before the opening of the trading session on March 5, 2014, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on February 26, 2014 and by letter on February 28, 2014. 3. Pursuant to the above authorization, a press release was issued on February 27, 2014, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on February 27, 2014 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on March 5, 2014. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.